Mail Stop 4561

	June 7, 2007

James W. Cuminale, Esq.
The Nielsen Company B.V.
770 Broadway
New York, New York 10003

Re:	The Nielsen Company B.V.
	Registration Statement on Form S-4
      Filed May 2, 2007
      File No. 333-142546

Dear Mr. Cuminale:

      We have reviewed your filing and have the following comments.
Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation.
In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. We note that you are registering the exchange notes in reliance on the staff`s position set forth in Exxon Capital Holdings Corp. (publicly available May 13, 1989), Morgan Stanley & Co. Inc. (publicly available June 5, 1991) and Shearman & Sterling (publicly available July 2, 1993). Accordingly, with your next filing, provide us with a supplemental letter stating that you are registering the exchange offer in reliance on the staff`s position contained in these no-action letters. Also include in the supplemental letter the representations contained in the Morgan Stanley and Shearman & Sterling no-action letters.

2. Please file the letters of transmittal as exhibits with your next amendment or provide us drafts for our review.

3. It appears that three of the guarantor co-registrants, ART
Holding, LLC, CZT/CAN Trademarks, LLC and Neslein Holding, LLC, have not executed the registration statement. Please ensure that these co-registrants execute future amendments.

4. In the next amendment, please revise the registration statement cover page to disclose the registration number for the co-registrants.

5. Please provide us with copies of any graphics, maps, photographs, and related captions or other artwork including logos that you intend to use in the prospectuses.

6. Please provide us support for comparative factual assertions and for management`s belief in qualitative statements regarding your position in the industry. Clearly mark these materials to highlight the specific information you believe supports the statement referenced.

7. Please provide copies of market and industry data that you cite or rely on in your filing, including those referenced on page 30.
These
materials should be appropriately marked, dated, and refer to the page number on which they are cited.

8. Please tell us why you filed two prospectuses within one registration statement, instead of filing a separate registration statement for each prospectus.

9. We note that a portion of your revenues are generated from business in the Middle East, Africa, and Asia Pacific. Please tell us the specific countries in each of these geographic regions where you conduct business.

The Nielsen Company B.V. Prospectus

Cover Page

10. Please revise to disclose that broker-dealers who acquired the old securities directly from the issuer in the initial offering must, in the absence of an exemption, comply with the registration and prospectus delivery requirements of the Securities Act in connection with the secondary resales and cannot rely on the position of the staff enunciated in the Exxon Capital no-action letter. Please include equivalent disclosure in the "Summary of the Terms of the Exchange Offer" on page 8, the "Exchange Offer" on page 31 and the "Plan of Distribution" on page 150.

Prospectus Summary

11. Please expand the summary to include disclosure regarding your ratio of earnings to fixed charges. Refer to Item 503(d) of Regulation S-K.

Overview, page 1

12. Much of the disclosure regarding your reorganization in this section is repeated under the heading "Recent Developments" on page
3. Please revise the Prospectus Summary to eliminate repetitive disclosure.

The Financing Transactions, page 3

13. Please disclose the closing date of the old notes offering.

14. We note the defined terms that you use to reference notes issued
by Nielsen Finance LLC and Nielsen Finance Co.  It may be
difficult
to investors to readily distinguish between the terms "Senior
Notes"
and "Senior Subordinated Discount Notes," in addition to the
Senior
Discount Notes that are being offered by The Nielsen Company B.V.
in
the exchange.    Please revise to use more descriptive terms to
reference the different notes offered by entities other than the registrant.

Summary of the Terms of the Exchange Offer, page 8

15. Please confirm to us that exchange offer will be open for at least 20 full business days. See Rule 14d-1(g)(3). Further, please confirm that the expiration date will be included in the final prospectus disseminated to security holders and filed pursuant to the applicable provisions of Rule 424.

Summary of the Terms of the Exchange Notes, page 12

16. Please revise the section under "Ranking" to quantify the amount of indebtedness that will rank senior to or pari passu with the exchange notes, including all secured debt that will effectively rank senior to the exchange notes.

Risks Related to Our Business, page 21

We may be unable to currently deduct original issue discount..., page
24

17. Please expand your disclosure to address the likelihood that the notes will be considered "applicable high yield discount obligations" and explain why this is not currently determinable or within your control.

We are controlled by the Sponsors..., page 27

18. For purposes of the body of the risk factor, please identify the persons that control your affairs and policies, rather than referring to the defined term.

Market Industry Data and Forecasts, page 30

19. It is not appropriate for you to disclaim responsibility for information that you include in your prospectus. Please revise the first sentence of the second paragraph accordingly.

Conditions to the Exchange Offer, page 34

20. We note your disclosure that you may waive any of the conditions.
Please revise to indicate, if true, that to the extent that you waive any condition of the offer, you will waive the condition for all holders of old notes.

Procedures for Tendering, page 35

21. Please revise to state that the issuer will issue the new notes promptly after expiration of the exchange offer. See Exchange Act Rule 14e-1(c).

Capitalization, page 42

22. Please remove the cash and cash equivalents line item from your capitalization table.


Selected Historical Consolidated Financial Information, page 47

23. Please revise to present income (loss) from continuing operations per common share and cash dividends declared per common share.

Overview and Outlook, page 49

24. Please include a brief overview of the increase in you indebtedness following the Valcon Acquisition.

Covenant EBITDA, page 75

25. Please include more detailed disclosure regarding the "step down" schedule for these covenants.

26. It appears that these covenants require quarterly compliance.
Please update your disclosure to reflect your compliance as of March
31, 2007, including disclosure of the actual ratios.

27. It appears that the Credit Statistics presented on page 77 are non-GAAP measures. To the extent that these statistics are included in your next amendment, please revise to comply with all of the disclosure requirements of Item 10(e) of Regulation S-K. Specifically, reconcile each non-GAAP item to its most directly comparable GAAP measure and describe why management believes each non-GAAP measure is useful to investors.

28. Refer to footnote 5 to the table. The safe harbor for forward-looking statements provided in the Private Securities Litigation Reform Act of 1995 does not apply to statements made in connection with a tender offer. See Section 27A(b)(2)(C) of the Securities Act and Section 21E(b)(2)(C) of the Exchange Act. Therefore, please delete the reference to the safe harbor or state explicitly that the safe harbor protections it provides do not apply to statements made in connection with the offer.

Legal Proceedings, page 99

29. If material, please disclose any amounts you have reserved for potential liability in the D&B Legacy Tax Matters.

Management, page 101

30. Please revise your management biographies to disclose when each officer or director commenced service to the company and clearly identify other employment in the last five years. See Item 401 of Regulation S-K.

Compensation Discussion and Analysis, page 105

31. Please provide more detailed disclosure regarding how the base salaries and bonuses, including signing bonuses, were determined for your executive officers. Please disclose how the various bonus factors were considered in determining the bonus amounts.

32. We note that the compensation committee bases bonus and incentive equity awards on the achievement of objective performance goals; however you have not provided a quantitative discussion of these predetermined goals. Please provide such disclosure or alternatively tell us why you believe that disclosure of such information would result in competitive harm such that the information could be excluded under Instruction 4 to Item 402(b). To the extent that that it is appropriate to omit specific goals, discuss how difficult it will be for the executives or how likely it will be for the registrant to achieve the target goals. Please see Instruction 4 to
Item 402(b) of Regulation S-K.

33. We note that the compensation committee considers peer companies, such as client companies and those in your specific industries, in determining compensation. Please disclose the names of these peer companies, briefly describe how they were selected and disclose the components of compensation for which peer information is considered.
Refer to Item 402(b)(2)(xiv) of Regulation S-K.

Annual Bonuses, page 107

34. In describing the factors considered by the board you use the term "included" or "will include," which suggest there may be other factors that you have not disclosed. With respect to the determinations for 2006, please revise the disclosure to clarify that all material factors are disclosed, and with respect to 2007 bonuses, that the factors disclosed are what you anticipate will be considered, but that there may be other factors that are currently unknown.

Summary Compensation Table, page 110

35. Please disclose the methodology used to compute the costs of these perquisites disclosed in footnote four. Refer to Instruction four to Item 402(c)(2)(ix).

Compensation of Named Officers, page 111

36. Please revise the table to include the portion of Mr.
Calhoun`s
signing bonus earned in 2006.

37. Please revise the disclosure to clarify, if true, that the $20 million payment referred to on page 112 is the same as the $18,840,627 award disclosed in footnote 4 to the summary compensation table.

38. Please expand the disclosure in footnote (4) to provide a more detailed description of the one-time special awards paid in 2006 to
Mr. Calhoun, Mr. Ruijter, Mr. Doppelt, Mr. Schmidt and Ms.
Whiting,
including why they were paid and how the amount was determined.

Employment Agreement With David Calhoun, page 111

39. Please disclose the options granted pursuant to the employment agreement. Refer to footnote one to the table on page 121.

Potential Payments Upon Termination, page 116

40. Please disclose the estimated cost of the health and welfare benefits that would be provided for two years to Mr. Calhoun and Ms.
Whiting in the event of termination.

41. Please disclose the value of any consideration provided to Mr. Schmidt in connection with his separation agreements. Please also disclose how all severance amounts were determined. Refer to Item 402(j)(3) of Regulation S-K.

Security Ownership of Certain Beneficial Owners and Management,
page
120

42. Please revise to name the natural persons holding voting control and dispositive powers over all entities listed in the table, unless the entities are public companies, wholly-owned subsidiaries of public companies or registered investment companies.

43. Please disclose the address for the entities in footnotes 5 and
6.

Certain Relationships and Related Party Transactions, page 123

44. Please include the disclosure required by Item 404(b) of Regulation S-K.

Advisory Agreements, page 123

45. Please provide additional disclosure regarding the management services to be performed pursuant to the advisory agreements and how those services relate to the management services to be provided by your executive officers.

Index to Consolidated Financial Statements, page F-1

46. Please update the financial statements of The Nielsen Company
B.V. in accordance with Rule 3-12 of Regulation S-X.

Consolidated Statements of Operations, page F-5

47. Please revise to include EPS information as required by Rule
5-03
of Regulation S-X and calculated in accordance with SFAS 128.

Note 8.  Derivative Financial Instruments, page F-23

Net investment hedges, page F-25

48. Please advise us whether or not your net investment hedges qualify as cash flow hedges, and if not, why you have recorded the related gains and losses in other accumulated comprehensive income.

Note 15.  Investments in Affiliates and Related Party
Transactions,
page F-50

49. We note from page F-46 that you started consolidating Nielsen BuzzMetrics on February 14, 2006 upon obtaining control. However, we also note from page F-10 that you only own 49% of the entity.
This
appears to contradict your consolidation policy. Please clarify to us and in your next amendment your basis in US GAAP for consolidating
BuzzMetrics, citing relevant accounting literature.

50. Please advise us of your basis in US GAAP for accounting for your
51% ownership interest in Scarborough Research under the equity method.

Nielsen Finance Notes Prospectus

51. Please revise the prospectus to conform with our comments on The
Nielsen Company B.V. prospectus, as appropriate.

Part II

52. Please file a copy of your legality opinion or provide us with a draft, so that we have an opportunity to review it. Please also file any material agreements required to be filed under Item 601 of Regulation S-K.

* * * *

      As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

?	should the Commission or the staff, acting pursuant to
delegated
authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

?	the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

?	the company may not assert staff comments and the declaration of
effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

	In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

      You may contact Kristi Marrone at 202-551-3429 or Dan
Gordon,
Accounting Branch Chief, at 202-551-3486 if you have questions regarding comments on the financial statements and related matters.
Please contact Michael McTiernan at 202-551-3852 or me at 202-551-3780 with any other questions.



Sincerely,



Karen J. Garnett
Assistant Director

cc:	Monica Thurmond, Esq. (via facsimile)
James W. Cuminale, Esq.
The Nielsen Company B.V.
June 7, 2007
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